# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
## THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 28, 2010 (September 24, 2010)

| Commission File Number | Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, telephone | I.R.S. Employer Identification Number |
|---|---|---|
| 1-16305 | **PUGET ENERGY, INC.** <br> A Washington Corporation <br> 10885 - N.E. 4th Street, Suite 1200 <br> Bellevue, Washington 98004-5591 <br> (425) 454-6363 | 91-1969407 |
| 1-4393 | **PUGET SOUND ENERGY, INC.** <br> A Washington Corporation <br> 10885 - N.E. 4th Street, Suite 1200 <br> Bellevue, Washington 98004-5591 <br> (425) 454-6363 | 91-0374630 |

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Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐  Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐  Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

**Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On September 23, 2010, Jennifer L. O'Connor, Senior Vice President, General Counsel, Corporate Secretary and Chief Ethics and Compliance Officer, resigned from the Company, effective October 9, 2010.


**SIGNATURE**


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**PUGET ENERGY, INC.**

**PUGET SOUND ENERGY, INC.**

By: /s/ Eric M. Markell

Dated:  September 28, 2010

Eric M. Markell
Executive Vice President and
Chief Financial Officer